EXHIBIT 12.1

Darling International Inc.

Statement of Ratio of Earning to Fixed Charges

(in thousands)

	Three Months Ended	Fiscal year ended
	April 2, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
Fixed charges:
Interest expense, including amortization of debt issue cost and discounts	$14,228	$8,737	$3,105	$3,018	$5,045	$7,184
Estimate of interest within rental expense (1)	998	3,251	3,131	2,876	2,605	2,057

Total Fixed charges	$15,226	$11,988	$6,236	$5,894	$7,650	$9,241

Earnings:
Pre-tax income	$73,339	$70,343	$66,879	$89,916	$75,032	$7,373
Fixed charges (calculated above)	15,226	11,988	6,236	5,894	7,650	9,241

Total Earnings	$88,565	$82,331	$73,115	$95,810	$82,682	$16,614

Ratio of earnings to fixed charges	5.82	6.87	11.72	16.26	10.81	1.80

(1)	Rental expense includes lease and rental expenses on real property, equipment and rolling stock.

Note: Darling currently has no preferred securities outstanding and therefore, has not included a ratio of earnings to combined fixed charges and preferred dividends.